June 15, 2010

Christina A. Gold
President and Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

> **Re:** **The Western Union Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-32903**
> **Response Letter Dated June 10, 2010**

Dear Ms. Gold:

We refer you to our comment letter dated May 28, 2010 regarding business contacts with Cuba, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: H. Christopher Owings
Assistant Director
Division of Corporation Finance